Exhibit (a)(1)(iv)

Form of Letter from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares

STONE POINT CREDIT INCOME FUND
20 Horseneck Lane

Greenwich, Connecticut 06830

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Stone Point Credit Income Fund (the “Fund”) has received and accepted for purchase your tender of common shares (“Shares”) in the Fund as set forth below:

Accepted Shares	[_]
Offer to Purchase dated	May 15, 2026
Valuation Date	June 30, 2026

In accordance with the terms of the tender offer, the Fund will effect payment for your tendered and accepted Shares in cash promptly after the determination of the net asset value per share as of June 30, 2026 (or a later date determined by the Fund if the tender offer is extended) is finalized and promptly after the expiration of the offer less the 2% “early repurchase deduction” (if applicable). The Fund may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Shares pursuant to the Fund’s continuous private offering to fund the payment of your Shares.

If you have any questions, please contact the Fund at SPCIF@stonepoint.com or the Fund’s Transfer Agent at U.S. Bank Global Fund Services, Attention: Stone Point Credit Income Fund, c/o U.S. Bank Global Fund Services, 615 E Michigan St. Milwaukee, WI 53202, or via email at alternativefundsupport@usbank.com.

Sincerely,

Stone Point Credit Income Fund